Effective March 28, 2012, with the approval of the Audit Committee of the Olstein Funds (“Funds”), Ernst & Young LLP resigned as the independent registered public accounting firm for the Funds.  At a meeting held on March 28, 2012, based on Audit Committee recommendations and approvals, the full Board of Trustees of the Funds approved the appointment of Cohen Fund Audit Services, Ltd. as the Funds’ registered public accounting firm for the fiscal year ending June 30, 2012.

The reports of Ernst & Young LLP on the Funds’ financial statements for each of the last two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds’ two most recent fiscal years, and through March 28, 2012, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds’ financial statements for such years.  In addition, there were no reportable events.